Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259216

Prospectus Supplement No. 1 to Reoffer Prospectus

of

PLBY GROUP, INC.

Additional 2,339,862 Shares of Common Stock Offered by Selling Stockholders

This Prospectus Supplement, dated November 12, 2021 (this “Supplement”), supplements the reoffer prospectus included in the Registration Statement on Form S-8 filed by PLBY Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 31, 2021 (the “Reoffer Prospectus”), to reflect 2,339,862 additional shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of the Company that may be offered and sold from time to time by certain of our executive officers and directors (the “Selling Stockholders”) who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended, who have acquired or will acquire such shares as a result of additional grants made to the Selling Stockholders under the PLBY Group, Inc. 2021 Equity and Incentive Compensation Plan (“2021 Plan”). The Reoffer Prospectus, as updated by this Supplement, relates to the resale of up to an aggregate of 5,476,881 shares of Common Stock by the Selling Stockholders.

You should read this Supplement in conjunction with the Reoffer Prospectus. This Supplement is qualified by reference to the Reoffer Prospectus and the information contained therein, including by incorporation by reference, except to the extent the information in this Supplement supersedes the information contained in the Reoffer Prospectus.

The Common Stock is currently listed on the Nasdaq Global Market and trades under the symbol “PLBY.” On November 12, 2021, the last reported sales price of the Common Stock on The Nasdaq Global Market was $32.72 per share.

The shares of Common Stock offered by the Reoffer Prospectus, as supplemented by this Supplement, may be sold from time to time directly by or on behalf of each Selling Stockholder, and in connection with their sales, a Selling Stockholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, all as further set forth in “Plan of Distribution” in the Reoffer Prospectus.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 2 OF THE REOFFER PROSPECTUS, AND SUCH RISKS AND THE “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” THEREIN SHOULD BE REVIEWED CAREFULLY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Reoffer Prospectus or this Supplement determined if the Reoffer Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Reoffer Prospectus is amended and supplemented as set forth below. Terms not otherwise defined herein shall have the respective meanings set forth in the Reoffer Prospectus.

The date of this Prospectus Supplement is November 12, 2021

Selling Stockholders

The table below sets forth information concerning the resale of the shares by the Selling Stockholders. We will not receive any proceeds from the resale of the shares by the Selling Stockholders.

The table below sets forth, as of October 29, 2021 (the “Determination Date”), (i) the name of each person who is offering the resale of shares by the Reoffer Prospectus, as supplemented by this Supplement; (ii) the number of shares that each Selling Stockholder may offer for sale from time to time pursuant to the Reoffer Prospectus, as supplemented by this Supplement, whether or not such Selling Stockholder has a present intention to do so; and (iii) the number of shares (and the percentage, if 1% or more) of Common Stock each person will own after the offering, assuming they sell all of the shares offered. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power. Unless otherwise indicated, the address for each Selling Stockholder listed in the table below is c/o PLBY Group, Inc., 10960 Wilshire Blvd, Suite 2200, Los Angeles, California 90024.

The Selling Stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the Selling Stockholders may change from time to time and, if necessary, we will further amend or supplement the Reoffer Prospectus, as supplemented by this Supplement, accordingly. We cannot give an estimate as to the number of shares of Common Stock that will actually be held by the Selling Stockholders upon termination of this offering because the Selling Stockholders may offer some or all of their Common Stock under the offering contemplated by this prospectus or acquire additional shares of Common Stock. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in the Reoffer Prospectus.

Selling Stockholder	Position with Company	Shares of Common Stock Beneficially Owned Prior to this Offering (1)		Shares of Common Stock Offered for Resale in this Offering(2)		Shares of Common Stock Beneficially Owned After this Offering (3)	Percentage of Common Stock Beneficially Owned After Resale (1)(3)
Ben Kohn	President, Chief Executive Officer and Director	1,790,603	(4)	4,144,022		50,000	*
Chris Riley	General Counsel and Secretary	277,180	(5)	406,009		—	—
Lance Barton	Chief Financial Officer	396,140	(6)	845,099		—	—
Florus Beuting	Chief Accounting Officer and Treasurer	—		81,751	(7)	—	—

*       Represents beneficial ownership of less than 1%.

(1)	Beneficial ownership and percentages are based on 41,380,183 shares of Common Stock issued and outstanding as of November 12, 2021 and determined in accordance with the rules and regulations of the SEC.

(2)	Includes shares of Common Stock issuable upon exercise of outstanding options, including those that will vest more than 60 days from the Determination Date. Also includes (a) shares issuable upon settlement obligations assumed by the Company under RSUs originally issued under the 2018 Legacy Plan and (b) shares issuable upon settlement of RSUs and performance based RSUs (“PSUs”) issued under the 2021 Plan, in each case, which will occur more than 60 days from the Determination Date.

(3)	Assumes all of the shares of Common Stock being offered are sold in the offering, that shares of Common Stock beneficially owned by such Selling Stockholder on the Determination Date but not being offered pursuant to this Reoffer Prospectus (if any) are not sold, and that no additional shares are purchased or otherwise acquired other than pursuant to the RSUs, PSUs and stock options relating to the shares being offered.

(4)	Consists of 948,322 shares of Common Stock that Mr. Kohn has the right to acquire within 60 days of the Determination Date through the exercise of options, 792,281 shares of Common Stock that Mr. Kohn has the right to acquire as of the Determination Date upon the settlement of PSUs and 50,000 shares beneficially owned by Bircoll Kohn Family Trust of which Mr. Kohn is a trustee. Does not include shares beneficially owned by RT-ICON Holdings LLC, of which Mr. Kohn may have an indirect pecuniary interest as a result of non-controlling equity interests held by Mr. Kohn in affiliates of Rizvi Traverse Management, LLC, 1,173,381 shares issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date, 264,094 shares of Common Stock issuable upon the settlement of PSUs that may occur more than 60 days from the Determination Date or 965,944 shares of Common Stock that Mr. Kohn has the right to acquire through the exercise of stock options that will vest more than 60 days from the Determination Date.

(5)	Consists of 134,570 shares of Common Stock that Mr. Riley has the right to acquire within 60 days of the Determination Date through the exercise of stock options and 142,610 shares of Common Stock that Mr. Riley has the right to acquire as of the Determination Date upon the settlement of PSUs. Does not include 44,702 shares issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date, 47,537 shares of Common Stock issuable upon the settlement of PSUs that may occur more than 60 days from the Determination Date or 36,590 shares of Common Stock that Mr. Riley has the right to acquire through the exercise of stock options that will vest more than 60 days from the Determination Date.

(6)	Consists of 396,140 shares of Common Stock that Mr. Barton has the right to acquire as of the Determination Date upon the settlement of PSUs. Does not include 168,570 shares issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date, 132,047 shares of Common Stock issuable upon the settlement of PSUs that may occur more than 60 days from the Determination Date or 148,342 shares of Common Stock that Mr. Barton has the right to acquire through the exercise of stock options that will vest more than 60 days from the Determination Date.

(7)	Consists of 51,532 shares of Common Stock issuable upon the settlement of RSUs that will occur more than 60 days from the Determination Date and 30,219 shares of Common Stock that Mr. Beuting has the right to acquire through the exercise of stock options that will vest more than 60 days from the Determination Date.

Other Material Relationships with the Selling Stockholders

The section entitled “Selling Stockholders—Other Material Relationships with the Selling Stockholders—Employment Agreements” in the Reoffer Prospectus is supplemented with the following information for Messrs. Barton and Beuting.

Barton Employment Agreement

On February 11, 2021, Playboy entered into an employment agreement with Mr. Barton in connection with his employment as the Company’s Chief Financial Officer, which became effective as of March 1, 2021 (the “Barton Employment Agreement”). The Barton Employment Agreement provides for an annual base salary equal to $500,000 and that Mr. Barton is eligible to earn an annual cash bonus (with a target amount equal to 60% of his base salary). In addition, Mr. Barton received a signing bonus of $250,000 (which is subject to recoupment by the Company on a pro rata basis in the event of certain terminations of employment prior to the first anniversary of his employment commencement date).

The Barton Employment Agreement provides that Mr. Barton will be granted the following equity grants during his employment: (1) beginning in 2022 and for each fiscal year thereafter, an annual equity award with a target grant date fair value for financial accounting purposes equal to $1,000,000, which may include performance-based grants, (2) a special grant of Initial PSUs that if earned will settle in a target percentage of approximately 1.25% of the fully diluted common stock of the Company outstanding on the date of grant (including certain executive level equity awards granted at the time of and shortly after the Business Combination) and (3) a special grant of initial options to purchase a target percentage of 0.75% of the fully diluted common shares outstanding on the date of grant (determined in the same manner as the Initial PSUs) (the “Initial Options”). If the fair market value of a share of common stock on the grant date is greater than the fair market value of a share of common stock on the date on which the agreement commences, then a portion of the Initial Options will be converted into a number of time-based restricted stock units (the “Make-up RSUs”) equal to (x) the difference between the fair market value per share of the common stock on the grant date minus the fair market value per share of such stock on the date of the grant, multiplied by (y) the number of Initial Options, divided by (z) the fair market value per share of the common stock on the grant date. The Initial PSUs will vest upon the Company's achievement of each of the following 30 day volume weighted average stock price milestones: $20, $30, $40 and $50, the Initial Options will vest 1/3 on the first anniversary of February 10, 2021 and then monthly in 24 equal installments thereafter, and the Make-up RSUs, if any, will vest in three equal installments on each of the first three anniversaries of the date in which the agreement commences, in each case subject to Mr. Barton’s continued employment or service as a director through the applicable vesting dates.

The Barton Employment Agreement provides that in addition to being eligible to participate in Playboy’s standard benefit plans, Mr. Barton will be provided with a company-paid life insurance policy with a death benefit equal to $10 million and a company-paid disability insurance policy with an annualized benefit of not less than $2.5 million.

If Mr. Barton’s employment is terminated without cause or he resigns for good reason (as such terms are defined in the Barton Employment Agreement), he will be entitled to the following: (i) a severance payment equal to 1.25 times the sum of his then-current base salary and target annual bonus, payable over 15 months); (ii) a pro-rated bonus for the year of termination; (iii) Playboy's reimbursement or direct payment of COBRA continuation coverage premiums for up to 18 months following the date of termination; and (iv) accelerated vesting of 100% of Mr. Barton’s then-outstanding non-performance based annual equity awards (and, if such termination occurs within 12 months of February 10, 2021, 1/3 of the Initial Options — and, if applicable, 1/3 of the Make-up RSUs — will become immediately vested) and continued vesting of certain outstanding performance based equity awards for a period of time following such termination based on actual performance (provided that, if such termination occurs within 24 months following a change in control, 100% of the then-outstanding Initial PSUs will vest in full and the Initial Options will become immediately vested and exercisable). In each case, the severance payments described above are subject to Mr. Barton’s execution and non-revocation of a general release of claims against the Company and its affiliates.

The Barton Employment Agreement also includes certain restrictive covenants, including a non-solicitation of employees covenant for a period of 12 months following termination of Mr. Barton’s employment and standard confidentiality and invention assignment provisions.

Beuting Offer Letter

On January 23, 2021, Playboy issued an offer letter to Mr. Beuting in connection with his employment as the Company’s Chief Accounting Officer, which became effective upon February 8, 2021 (the “Beuting Offer Letter”). The Beuting Offer Letter provides for an annual base salary equal to $325,000 and that Mr. Beuting is eligible to earn an annual cash bonus (with a target amount equal to 30% of his base salary).

The Beuting Offer Letter provides that in addition to being eligible to participate in Playboy’s standard benefit plans, Mr. Beuting will be provided with a company-paid life insurance policy, medical insurance and 401(k).

If Mr. Beuting’s employment is terminated without cause or he resigns for good reason, he will be entitled to the following: (i) severance payments over the next six months equal to then-current base salary; (ii) Playboy’s reimbursement of COBRA payments for six months; and (iii) most recent earned but unpaid bonus, if any.

The Beuting Offer Letter also includes certain restrictive covenants, including a non-solicitation of employees covenant for a period of 12 months following termination of Mr. Beuting’s employment.

4